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EXHIBIT T3H

                            NEW SENIOR SECURED NOTES
                                  TERM SHEET**

ISSUE:                 Senior Secured Cash / PIK Notes ("Senior Secured Notes")

ISSUER:                Loral Skynet Corporation ("New Skynet" or "Issuer")

PARTIES:               New Skynet

GUARANTORS:            The following shall be required to be guarantors in
                       respect of the Senior Secured Notes: (1) all of the domestic, wholly owned and (subject to obtaining required consents) majority owned, current and future, subsidiaries of New Skynet and (2) Loral Asia Pacific
                       Satellite (HK) Limited; provided, however, that no Unrestricted Subsidiary, including without limitation, each of XTAR, LLC, XTAR Services LLC and their respective successors (other than the Issuer or any Restricted
                       Subsidiary) (collectively, the "XTAR Subs"), shall be required to be a guarantor for so long as such entity remains an Unrestricted Subsidiary. The Board of
                       Directors of the Issuer (the "Board") may designate to be an Unrestricted Subsidiary any Subsidiary that is not a "Significant Subsidiary" within the meaning of Rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission. In the case of any non-wholly owned subsidiary, in the event the consent of any third party is required to grant any such guaranty, New Skynet shall use its Commercially Reasonable Efforts (as defined on Annex B-1 hereto) to obtain such consent.

SECURITY:              Except for the assets described on Annex B-2 hereto (the
                       "Excluded Collateral"), all of the assets of New Skynet will be direct collateral and all of the assets of each of the Guarantors will be collateral for the secured guarantees (subject, in both instances, to applicable governmental regulations); provided, however, that the Issuer and the

-----------------------
   ** This term sheet replaces the form of term sheet for the Senior Secured Notes filed on June 28, 2005 as Exhibit B of the Plan. This term sheet is a summary of the principal terms of the form of indenture for the Senior Secured Notes filed on June 28, 2005 as part of the Plan Supplement (the "Indenture"). For a complete description of the rights and obligations in respect of the new Senior Secured Notes, reference is made to the Indenture which is incorporated herein by reference and which you are encouraged to read in its entirety. Capitalized terms used in this Exhibit B and not otherwise defined herein shall have the meanings ascribed thereto in the Indenture. In the event of any inconsistency between this term sheet and the final Indenture executed by the Issuer and the Trustee, such final Indenture shall govern in all respects.

                       Guarantors shall have no obligation to take any action under any foreign law to create or perfect any security interest in any asset (other than satellites and transponders) located outside the United States [or in any securities of entities not organized under the laws of the United States, any state thereof or the District of Columbia*], and the Issuer and the Guarantors, as applicable, shall have until the number of days described in Schedule 1 to the Indenture after the date on which the Senior Secured Notes are first issued (the "Issue Date") to perfect the security interest in certain collateral specified in such schedule. In the event that New Skynet or any Guarantor is required to obtain the consent of any third party to pledge collateral material to the business of the Company and its Subsidiaries taken as a whole, New Skynet or the applicable Guarantor shall use its Commercially Reasonable Efforts to obtain such consent but shall not be required to seek such consent to the extent that the provisions of Sections 9-406 through 9-409 of the applicable Uniform Commercial Code permit the granting of the lien on and security interest in such item of collateral without the consent of such third party (even if enforcement of the Lien and rights and obligations of the parties to such item of collateral remain unaffected) [and shall not be required to seek consent as to any Collateral that is not material+].

                       The Indenture permits the Issuer and the Guarantors to incur certain additional indebtedness, including secured indebtedness. Under certain circumstances collateral securing additional indebtedness may become Excluded Collateral, and, accordingly, will not be collateral under the Indenture. These circumstances include the incurrence of liens set forth in clauses (vi), (xviii) and (xxi) of the definition of "Permitted Liens" set forth in Annex B-3 hereto. Under certain other circumstances the lien under the Indenture securing the Senior Secured Notes may be made junior to the lien securing such permitted secured indebtedness. Under such circumstances the Trustee will be required upon the request of the Issuer to execute such subordination and intercreditor agreements as are requested by the persons providing the permitted secured debt financing.

RANKING: Senior secured debt of the Issuer and each of the Guarantors. Since not all New Skynet subsidiaries will be Guarantors and the restrictive covenants will permit non-guarantor subsidiaries to incur significant amounts of debt, the Senior Secured Notes may be structurally subordinated to material amounts of debt, and will be effectively subordinated to debt secured by Permitted Liens.

PRINCIPAL:             $126.0 million, including the Backstop Fee referred to
                       in the Plan.

--------------------
* To be included in final Indenture.

+ To be included in final Indenture.

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INTEREST:              14.0% per annum, payable semi-annually in cash,
                       in arrears, subject to the following:

                         - Interest shall be payable in kind to the extent that the amount of any such interest would exceed the amount that equals the product of (A) 50.0% of New Skynet's 12-month Adjusted EBITDA for the period ending as of the end of the most recently completed quarter which ended at least 50 days prior to the date of Interest Determination (as defined below) immediately preceding such Mandatory PIK Date, which Adjusted EBITDA amount shall be annualized as necessary (and certified by the Chief Financial Officer of New Skynet), multiplied by (B) a fraction the numerator of which is the number of days from and including the last Mandatory PIK Date (as defined below) (or in the case of the first interest payment date, from and including the Issue Date) to but not including the current Mandatory PIK Date, and the denominator of which is 365 or 366 days, as applicable.

                              "ADJUSTED EBITDA" AND RELATED DEFINITIONS HAVE THE RESPECTIVE MEANINGS GIVEN TO THEM IN SECTION 1.01 OF THE INDENTURE.

                         - As used herein, "Mandatory PIK Date" means each interest payment date on which the Issuer is required to pay interest in kind pursuant to the immediately preceding provision.

                         - As used herein, "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any preferred stock, partnership interests and limited liability company interests but excluding any debt securities convertible into such equity.

                         - As used herein, "Disqualified Stock" means, with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event: (1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise; (2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or (3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part; in each case on or prior to the

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                              date that is 367 days after the stated maturity of
                              the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the stated maturity of the Senior Secured Notes shall not constitute Disqualified Stock if: (A) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Senior Secured Notes; and (B) any such requirement only becomes operative after compliance with such terms applicable to the Senior Secured Notes, including the purchase of any Senior Secured Notes tendered pursuant thereto.

                         - Before any interest payment date, the Board may determine, that any portion or all of such interest that would otherwise be payable in cash will be paid in kind and not in cash (the "Interest Determination").

                         - If the Interest Determination is that the interest be paid in cash, then the interest will be payable only in cash. If the Interest Determination is that any portion or all of the interest be paid in kind, although otherwise such interest or portion thereof would be payable in cash (in accordance with the above), a notice of such Interest Determination will be sent to holders of the Senior Secured Notes.

                       If within 10 business days following the date such notice is deemed delivered to the holders of the Senior Secured Notes, written notice is received by the Issuer from the holders of at least two-thirds of the aggregate outstanding principal amount of the Senior Secured Notes ("Noteholders' Notice") demanding that all of the interest (that otherwise would have been payable in cash but for the Interest Determination) be paid in cash and not in kind, then all of the interest will be paid in cash. If the Noteholders' Notice is not received by the Issuer by such 10 business days period, then the interest will be paid in kind.

DEFAULT INTEREST:      Interest plus 2.0% on overdue amounts

MATURITY DATE:         10 years from the Issue Date

USE OF PROCEEDS:       Funds will be used to: (i) purchase substantially
                       all non-Orion FSS assets and (ii) fund the cash portion of the distributions to be made to the SSL and SpaceCom creditors. Any surplus will be used for general corporate purposes.

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REDEMPTION:              -    During the first 48 months after the effective
                              date of the plan of reorganization, the Issuer will have a limited right to optionally redeem the Senior Secured Notes. During this 48 months period the Board may determine to redeem the Senior Secured Notes, in whole or in part, at a redemption price of 110.0%, plus accrued and unpaid interest, but the Issuer may not consummate such redemption if the Issuer, after notice to the holders of the Senior Secured Notes, receives a Noteholders' Notice demanding that redemption not be effected.

                         - At any time after the first 48 month period, the Senior Secured Notes will be redeemable at the Issuer's option, in whole or in part, at the following redemption prices, plus accrued and unpaid interest, if redeemed during the 12-month period commencing on the anniversary date of the Issue Date during the years set forth below:

                         -   2009                      110.0%
                         -   2010                      108.0%
                         -   2011                      106.0%
                         -   2012                      104.0%
                         -   2013                      102.0%
                         -   2014                      100.0%

MANDATORY REDEMPTION:  Holders of the Senior Secured Notes
                       shall have the right to require the Issuer to repurchase the Senior Secured Notes (i) following certain asset sales, at 100% of net proceeds in excess of $150.0 million (subject to reinvestment of proceeds) and (ii) following a change of control, at the following redemption prices, plus accrued and unpaid interest:

                         -   2005                      104.0%
                         -   2005                      103.0%
                         -   2007                      102.0%
                         -   2008 and thereafter       101.0%

RESTRICTIVE COVENANTS: Limitations imposed on New Skynet and the Restricted
                       Subsidiaries shall include, without limitation, the following, which are materially less restrictive than covenants typically found in high yield indentures. Additional limitations imposed on New Skynet and the Restricted Subsidiaries are set forth in the Indenture.

                         -    Limitation on incurrence of additional
                              indebtedness, with exceptions for among other things (i) indebtedness after giving effect to the incurrence of which the Issuer's ratio of EBITDA to Consolidated Cash Interest Expense is less than
                              1.25 to 1, (ii) $200.0 million of indebtedness under applicable

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                              Credit Facilities (as defined in Annex B-4
                              hereto), (iii) a general basket of $125.0 million,
                              (iv) a debt basket to finance the purchase, construction, launch, insurance for and other costs with respect to two additional satellites at any given time after the Issue Date and (v) an acquired debt basket

                         - Limitation on restricted payments, with exceptions for among other things (i) a general basket of $200.0 million, (ii) certain permitted investments, including a general basket of $50.0 million and (iii) dividends on and purchases, repurchases and redemptions of the Issuer's Series A Preferred Stock

                         - Limitation on asset sales, with exceptions for, among other things, any disposition in any single transaction or a group of related transactions of assets, including transponders, with a fair market value of less than $100.0 million

                         - Limitation on dividend and other payment restrictions affecting Restricted Subsidiaries

                         - Limitation on issuance and sale of capital stock of Restricted Subsidiaries

                         -    Limitation on liens, subject to Permitted Liens

                         - Merger, consolidation and other business combinations

                         - Limitation on transactions with affiliates, with exceptions for, among other things, (i) any transaction between (a) the Issuer or any Restricted Subsidiary and (b) any other Group Member (including Parent and Space Systems/Loral, Inc.) entered into in good faith, (ii) any transaction involving the construction, design, development, purchase or acquisition of a satellite and related assets of any Group Member,
                              (iii) any management agreement, tax sharing agreement and shared services agreement with any Group Member

                         -    Limitation on designation of Unrestricted
                              Subsidiaries

                       For all purposes under the Indenture, including voting, MHR Fund Management LLC and any successor thereto (collectively, "MHR"), together with all related parties thereto (collectively with MHR, the "Permitted Holders"), shall be deemed not to be affiliates of the Issuer, any direct or indirect parent of the Issuer and each of their respective direct or indirect subsidiaries.

EVENTS OF DEFAULT:     Events of default similar to, but less
                       stringent than, those found in high-yield securities

ACCELERATION:          The Senior Secured Notes may be accelerated upon the
                       occurrence of an event of default (subject, in certain cases, to grace periods), and where acceleration is not automatic, by the vote of holders of at least forty percent (40%), unless such vote for acceleration is rescinded by the vote of holders of at least a majority of the then outstanding aggregate principal amount of the Senior Secured Notes

INFORMATION
REQUIREMENTS:          The Indenture does not require the Issuer to deliver
                       financial statements to holders of the Senior Secured
                       Notes or otherwise make them publicly available unless and until it becomes required to do so under applicable securities laws.

                                    ANNEX B-1

                         Commercially Reasonable Efforts

      "COMMERCIALLY REASONABLE EFFORTS" means efforts that are reasonable under the circumstances as determined in good faith by the Board of Directors of the Company. Such efforts do not, in any event, include the payment of money or the making of concessions by the Company or any Subsidiary (or any Affiliate or Permitted Holder) in order to obtain such concessions or making efforts to obtain consent or approval if in good faith the Board of Directors determines that such efforts are unlikely to be successful.

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                                    ANNEX B-2

                               Excluded Collateral

      1. any contract, agreement or instrument that by its terms would be violated, breached or terminated by an assignment as collateral under any collateral documentation (other than to the extent that such terms prohibiting such assignment in any contract, agreement or instrument would be rendered ineffective pursuant to certain provisions of the applicable Uniform Commercial Code and other than to the extent that the Issuer has obtained a consent from the relevant counterparty to such assignment)

      2. any property subject to a lien permitted by clauses (iii), (iv), (vi),
(ix), (xiii), (xvii), (xviii), (xix), (xx) and (xxi) of the definition of Permitted Liens in Annex B-3, to the extent that the contractual arrangements governing such Lien prohibit the granting of a security interest hereunder in such property;

      3. assets sold to a person which is not the Issuer or a Restricted Subsidiary in compliance with the Indenture

      4. assets owned by a Restricted Subsidiary after the sale of such person or the release of the Guarantee of such person or the release of liens on such assets, in each case in compliance with the Indenture

      5. any domestic deposit account (i) for which the trustee under the Indenture is the depositary and (ii) of which all or a substantial portion of the funds on deposit are used for funding (w) payroll, (x) 401(k) and other retirement plans and employee benefits, including rabbi trusts for deferred compensation, (y) health care benefits, and (z) escrow arrangements (e.g., environmental indemnity accounts) or (iii) without duplication, with an aggregate average ten consecutive business day daily balance of all funds in all such other domestic deposit accounts for all the Issuer and the Guarantors not in excess of $2.0 million.

      6. any individual parcel of owned real estate with a fair market value, as reasonably determined in good faith by the Issuer, not in excess of $1.0 million

      7. any real estate leasehold interest

      8. any outstanding stock of a direct or indirect foreign subsidiary of the Issuer in excess of 65% of the total combined voting stock (as determined for United States federal income tax purposes) of such foreign subsidiary

      9. any property of any foreign subsidiary that is a Guarantor which requires governmental regulatory approval for such Guarantor to grant the lien on such collateral so long as the Guarantor is using or has used Commercially Reasonable Efforts to obtain such consent

      10. any letter of credit rights for a specified purpose to the extent the beneficiary is required by applicable law to apply the proceeds of such letter of credit rights for a specified purpose

      11. any assets securing indebtedness of a Restricted Subsidiary incurred before it became such to the extent the documents securing such indebtedness prohibit such assets from securing other indebtedness, but only to the extent that the consolidated coverage ratio of the Issuer after acquisition of the new Restricted Subsidiary is equal to or greater than such ratio prior to such acquisition

      12. cash deposits, not exceeding $5.0 million at any time, securing hedging obligations permitted under the Indenture

      13. assets subject to the Amended and Restated Satellite Agreement dated August 26, 2003, as amended, by and between the Issuer and APT Satellite Company Limited, until such time as the requirements set forth in Section 13 thereof have been satisfied

      14. any collateral provided pursuant to that certain Security Agreement dated October __, 2004 entered into among the Issuer, APT Satellite Company Limited and Bank of China (Hong Kong) Limited

      15. equity interests in Earth Station Ecuador CIA Ltda.

      16. other assets designated from time to time by the Issuer with a fair market value as determined in good faith by the Issuer in the aggregate for all assets designated not to exceed $5.0 million

      17. transponders on Telstar 18 that are subject to the leasehold or ownership interest of APT Satellite Company Limited and the common elements on the satellite associated therewith

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                                    ANNEX B-3

                                 Permitted Liens

            "Permitted Liens" means (i) liens for taxes, assessments, governmental charges or claims with respect to amounts not yet delinquent or amounts being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) contractual, statutory and common law liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) liens on cash or cash equivalents incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) liens on cash or cash equivalents incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities affecting real property that do not, individually or in the aggregate, materially interfere with the ordinary course of business of the Issuer or any of its Restricted Subsidiaries; (vi) liens (including extensions and renewals thereof) upon real or personal property acquired after the Issue Date; provided that (a) such lien is created solely for the purpose of securing Indebtedness incurred, in accordance with the covenant in the Indenture regarding Limitations on Indebtedness, to finance (or refinance) the cost (including the cost of improvement, transportation, development and design, installation, integration or construction) of the item of property or assets subject thereto and such lien is created prior to, at the time of or within 6 months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such lien does not exceed 100% of such cost (plus, in the case of any refinancing Indebtedness referred to above, premiums, accrued interest, fees and expenses), and (c) any lien permitted by this clause shall not extend to or cover any property or assets other than such item of property or assets, any improvements on such item, and proceeds thereof; (vii) leases or subleases of real property granted to others that do not materially interfere with the ordinary course of business of the Issuer and its Restricted Subsidiaries;
(viii) any interest or title of a lessor in the property subject to any capitalized lease or operating lease; (ix) liens on property of, or on shares of Capital Stock or indebtedness of, any person existing at the time such person becomes, or such property becomes a part of, any Restricted Subsidiary; provided that such liens (a) do not extend to or cover any property or assets of the Issuer or any Restricted Subsidiary other than the property or assets so acquired and (b) were not incurred in contemplation of the acquisition thereof;
(x) liens in favor of the Issuer or any Restricted Subsidiary; (xi) liens arising from the rendering of a final judgment or order against the Issuer or any Restricted Subsidiary that does not give rise to a Default or an Event of Default provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor; (xii) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods with respect to amounts not yet delinquent or amounts being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (xiii) liens upon a satellite and components thereof during the period in which such satellite is being constructed, provided that (a) such liens (1) are for the benefit of only the manufacturer of such satellite or components and (2) secure only the obligation of the Issuer or any Restricted Subsidiary to pay the purchase price for such satellite or components and (b) such liens are actually released upon, or prior to, the completion of construction of such satellite and prior to the launch or commencement of full operations of such satellite; (xiv) liens securing the Senior Secured Notes; (xv) liens arising under the Indenture in favor of the Trustee for its own benefit and similar liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the Indenture, provided, that such liens are solely for the benefit of the trustees, agents, or representatives, in their capacities as such and not for the benefit of the holders of such Indebtedness; (xvi) set-off, chargeback and other rights of depositary and collection banks and other regulated financial institutions with respect to money or instruments of the Issuer or its Restricted Subsidiaries on deposit with or in the possession of such institutions; (xvii) liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenant in the Indenture regarding Limitations on Restricted Payments; and (xviii) liens securing indebtedness incurred pursuant to and in compliance with Section 4.06(b)(1) of the Indenture; (xix) liens on transponders leased by the Issuer or a Restricted Subsidiary to customers to secure obligations to such customers under such leases; (xx) liens, in addition to those provided for in the foregoing clauses (i) through (xix) securing obligations valued in good faith by the Board of Directors of the Issuer to be in an aggregate amount not to exceed $40.0 million; and (xxi) liens on existence on the Issue Date.

                                    ANNEX B-4

                                Credit Facilities

            "Credit Facilities" means one or more debt facilities, capital markets transactions or commercial paper facilities or any other agreement or instrument providing for or evidencing the extension of credit with banks, finance companies, funds, insurance companies, vendors or institutional lenders providing revolving credit loans, term loans, notes, bonds, debentures, receivables financing (including through the sale of receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.